82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) June 8th 2009

SUPPL

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 16:00 hrs CET on Monday June 8th, 2009.

C-store segment of Casino moves forward with Pricer ESL

A first grouping of SPAR franchise stores in France recently signed for Pricer ESL system installations. SPAR is one of Casino's Convenience store (C-store) banners.

The frame agreement with Casino Group enabled Pricer to address the group's franchise formats. In late 2008, Pricer completed a successful pilot with the SPAR chain in France."These first orders are not only the signal of Casino's ambition to move forward with Pricer ESL in all its formats", says Charles Jackson, CEO at Pricer, "but also the awakening of a new ESL segment in a very important market."

Further contracts are on the way. "The rhythm of orders allows us to expect strong adoption of Pricer ESL in Casino's convenience store branches", says Marc Poncet, Casino Key Account Manager at Pricer.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,600 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

[redacted]

09047045

SEC
Mail Processing
Section

Washington, DC
100

dlw 9/30

82-4923

PRICER

PRESS RELEASE

from Pricer AB (publ) July 31st 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 09:00 hrs CET on Friday July 31st, 2009.

Pricer starts first phase ESL rollout with major South-African retailer

As part of a strategic move to further enhance its customer relationship and price position, one of the largest retailers in South-Africa has chosen Pricer ESL for a first rollout phase. The rollout follows a successful pilot program in four of its food outlets, two supermarket formats and two convenience stores. Skydirect, Pricer's South African partner, will ensure implementation and support. The first deployment phase concerns a region with about 30 supermarkets valued at approximately 30 MSEK.

"We take considerable pride in being chosen by one of the world's leading food retailers", says Charles Jackson, CEO at Pricer. "It is another big step in the continued global expansion and global credibility of both Pricer and ESL."

"In the early stage of the project, several ESL solutions relying on various technologies were evaluated", says Oron Branitzky, VP Sales at Pricer, "and the final decision was made following a year-long evaluation on speed, reliability and future proof capabilities." The potential with this retailer in South-Africa is over 400 food outlets under the same banner. "We expect within the next two years to have completed the entire banner deployment."

"With a mission relying on offering customers the best prices at all times in the market", says Hendrik Bredenkamp, Managing Director of Skydirect, "this major retailer decided to go for Pricer ESL to significantly improve price integrity in its stores as well as optimizing its price changing process with a reliable and manageable system."

About Skydirect

Skydirect (PTY) LTD, based in Johannesburg, South Africa, part of the XON company, offers Pricer ESL as a complete end-to-end solution for its retail customers across the continent. Among Skydirect's customers is SPAR Group Ltd, with nearly 800 supermarkets in South-Africa, and Metcash, with 14 Trade Centers and 178 Cash and Carry stores.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,600 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

SEC
Mail Processing
Section

Washington, DC
100

82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) September 4th 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 11:00 hrs CET on Friday September 4th, 2009.

Cora orders more Pricer ESL systems

Pricer, the world's leading Electronic Shelf Label company, has won the next ESL implementation phase for Cora hypermarkets. Cora is one of the largest food retailers in France. Pricer will ensure system integration, implementation, and support services.

Following a successful hypermarket ESL pilot with Pricer at Cora Soissons in 2007 and three consecutive hypermarket installations in 2008 in France and Luxemburg, Cora has placed a further order for seven hypermarkets to deploy the Pricer ESL solution using a mix of both segment-based and graphic ESL. These orders take place in the context of a frame agreement signed in 2007, confirming their selection of Pricer as their ESL supplier.

"Pricer is truly pleased that Cora has chosen to extend their ESL implementation," says Charles Jackson, CEO at Pricer. "Now, more than ever, retailers must look to optimize their pricing reactivity, and these needs are ideally answered by our flexible and scalable technology."

Mr. Jackson adds, "The fact that Cora is advancing by steps with their ESL project is truly a testimony of the importance tier 1 retailers give to ESL supplier selection. Cora had spent considerable efforts piloting previously another ESL technology and therefore had developed a strong sense of overall system requirements. This contract clearly confirms our position as the supplier of choice for the majority of French integrated retailers."

"Cora's decision was based on Pricer's communication speed and system bi-directionality, our versatility with new display technologies and overall system scalability," says Philippe Goas, Area Sales Manager Middle Europe at Pricer. "More basically, it came down to choosing the tool which would most effectively support customer service, store operations and store merchandising."

About Cora

Cora is a retail group based in Belgium which owns several supermarket and hypermarket chains internationally. Formed in 1974, the corporation's brands include Match, Profi, Albinuta, Truffaut, Ecomax, Animalis, Sovena and Houra, as well as Cora-branded hypermarkets. Cora counts 59 Hypermarkets with over 550 000 m^2 of floor area in France. www.cora.fr

For further information, please contact:

Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,800 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

Interim Report January - June 2009

Setting the ESL Standard

Weak second quarter but strong order backlog points to improvement

January – June
- Order entry of SEK 154 M (173)
- Net sales of SEK 140.8 M (190.6)
- Gross margin of 41 (38) percent
- Operating profit of SEK 3.1 M (22.4)
- Net profit of SEK -0.2 M (14.4)

Second quarter
- Order entry of SEK 87 M (75)
- Net sales of SEK 77.7 M (115.2)
- Gross margin of 28 (39) percent
- Operating profit of SEK -3.2 M (16.2)
- Net profit of SEK -7.9 M (14.6)

- Earnings per share amounted to SEK 0.00 (0.01) for the first six months of the year
- Cash and cash equivalents were SEK 77.2 M (73.6) at the end of the period
- Although the earlier reported outlook of achieving ernings almost at par with last years is now considered increasingly challenging, the second half year is expected to be significantly better than the first half

- Two large European retailers chose Pricer ESL
- First major European DotMatrix™ ESL contract for Pricer with Belgacom
- C-store segment of Casino moves forward with Pricer ESL

Subsequent events

- Pricer starts first phase ESL rollout with major South African retailer
- Pricer has secured a significant first stage roll-out with another leading mobile telephone retailer
- Pricer has secured the exclusive home country referencing for a European Tier 1 retailer and received first orders



Whiskas dry complete 1 kg
whiskas
£2.39 each
4039784059825
PRICER
/L
1 58 €
5 20 €
COCA COLA ZERO
Pack 10x33 cl 5449000131806

Comments from the CEO

"While the food retailers have certainly been cautious, their earnings have generally proven solid. We are seeing this worldwide as our Tier 1 pilot activities accelerate and new store orders pick up. Although the second quarter volumes were weaker than expected, we are confident for the second half year with the improved order backlog and activities. Our focus continues to be to take initial leadership in new markets and build market momentum with our unique offering."

Charles Jackson, CEO Pricer Group

Orders, net sales and result for the first half year of 2009

Order entry amounted to SEK 154 M (173) for the first six months and at the end of June order backlog amounted to approximately SEK 74 M (58). Order entry has increased in July/August and the order backlog is currently in excess of SEK 90 M.

Net sales amounted to SEK 140.8 M (190.6) during the first six months, down approximately 26 percent as compared to the first half of 2008. The reduction in the value of the krona against the trading currencies in total has led to a positive effect of approximately SEK 26 M or 18 percent as compared to the first half of 2008. Net sales amounted to SEK 377 M (456) on an annual basis, a decrease of 17 percent.

Gross profit amounted to SEK 57.7 M (71.9) and the gross margin improved to 41 (38) percent for the half year. The stronger gross margin was attributable to an improved market mix and reduced unit costs as well as favourable currency effects from the weak krona, particularly in the early part of the year.

Operating expenses amounted to SEK 54.6 M (55.7) for the half year. Expenses have been reduced by capitalised product development costs amounting to SEK 2.0 M (0). It is noted that expenses include SEK 4.0 M (4.0) in the half year of depreciations of intangible assets from the acquisition of Eldat in 2006 depreciated over five years.

The operating profit amounted to SEK 3.1 M (22.4) for the half year. Accordingly, the operating margin amounted to 2.2 percent (11.8). 2008 included a license fee from Ishida of SEK 6.2 M reported as other operating income.

Net financial items amounted to SEK -4.3 M (-9.1) for the half year and consisted of valuation of currency positions and interest expense on convertible debentures. As the krona has recently strengthened net positions in foreign currencies reduce in value.

The positive tax income in full year 2008 primarily derived from recognition of a deferred tax asset.

Net profit was SEK -0.2 M (14.4) for the half year.

Orders, net sales and result for the second quarter 2009

Order entry amounted to SEK 87 M (75) in the second quarter, up 17 percent. Net sales were SEK 77.7 M (115.2), a decrease by 33 percent as compared to last year. During the second quarter gross profit amounted to SEK 22.1 M (44.9) and the gross margin to 28 (39) percent. The weaker gross margin in the quarter is attributable to negative currency effects amounting to SEK -7.1 M, primarily from market valuation of forward currency contracts. Without these negative currency effects the margin in the second quarter would have been 38 percent.

Operating expenses amounted to 25.3 M (28.7) and capitalised development expenses to SEK 1.7 M (0) in the quarter. Operating result was SEK -3.2 M (16.2) affected by lower volume and negative currency effects. Net financial items were SEK -5.2 M (-2.1) for the quarter and consisted of negative currency effects from valuation of cash positions and interest expense. Net profit was SEK -7.9 M (14.6) for the quarter.


Net Sales, SEK M
600
500
400
300
200
100
0
Q 2 '08
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Quarter
Moving 4 quarters


Order entry, SEK M
600
500
400
300
200
100
0
Q 2 '08
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Quarter
Moving 4 quarters


Gross margin, %
Q 2 '08
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
60
50
40
30
20
10
0
Quarter
Moving 4 quarters

Net sales and operating profit

SEK M	Apr - Jun 2009	Apr - Jun 2008	Jan - Jun 2009	Jan - Jun 2008
Net sales	77.7	115.2	140.8	190.6
Cost of goods sold	-55.6	-70.3	-83.1	-118.7
Gross profit	22.1	44.9	57.7	71.9
Gross margin, %	28	39	41	38
Other operating items	-	-	-	6.1
Expenses	-25.3	-28.7	-54.6	-55.7
Operating profit	-3.2	16.2	3.1	22.4
Operating margin, %	neg.	14.1	2.2	11.8

Market development

At the end of the second quarter, Pricer had installed 4,800 stores in over 34 countries. Store installations totalled 294 (370) year to date, and 153 (179) stores during the quarter.

Sales continue to be well distributed worldwide but were weaker than the previous year. This development is largely due to retailers pushing investments into the second half of the year but they have still made decisions for ESL suppliers. Pricer has consistently won system evaluations during the first half and secured new store orders.

During the first half year, Nordic countries saw sales increase 60 percent over the same period last year. France continued to drive Pricer sales with primarily independent retailers and new integrated accounts. Existing large French key accounts have delayed most activities to date bringing overall sales numbers down. Total European sales were down 30 percent over the same period last year greatly impacted by the completion of the Metro migration and low performing Southern European countries. However, Metro has subsequently added two new countries to its ESL program and one Tier 1 retailer has now expanded its ESL program into its domestic country and incorporated ESL in all new store build programs. Japan continues to improve, however pilot activity remains low.

The recent order intake gives confidence for the full year. Pricer continued to secure key wins in markets worldwide and to make further inroads with its new DotMatrix™ displays.

Two of Europe's largest Tier 1 retailers, one Do-It-Yourself, the other Food, placed significant initial orders for the Pricer ESL system following lengthy pilot and evaluation programs during 2007 and 2008. The two retailers have since re-started their programs following an investment freeze in the first half of the year.

DotMatrix™ products continue to gain new markets such as retail telephony and help gain share in existing markets such as food and DIY. The Belgacom 90 store mobile phone roll-out announced in the first quarter is close to completion and is the first significant wireless pixel based display decision in the industry. It has been recently followed by another leading mobile telephone retailer who has begun its first phase roll-out with DotMatrix™. The ESL market will greatly expand as further cost reductions in new display technologies are achieved.

In the second quarter, Pricer secured a frame agreement with one of France's leading convenience store (C-store) banners, SPAR, part of the Casino group. The grouping has over 400 stores under the banner.

One of the largest retailers in South Africa has chosen Pricer ESL for a first roll-out phase announced in July. The roll-out follows a successful pilot program in four of its food outlets, two supermarket formats and two convenience stores. The first deployment phase concerns a region with about 30 supermarkets valued at approximately SEK 30 M. The potential with this retailer in South Africa is over 400 food outlets under the same banner. Pricer is actively installing ESL systems in several other South African banners.

Strong pilot activity has been registered throughout the first half and several programs with leading Tier 1 retailers are planned worldwide.

Operating Results, SEK M


75
50
25
0
-25
Q 2 '08
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Quarter
Moving 4 quarters

Cash Flow from operating activities, SEK M


Q 2 '08
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
75
50
25
0
-25
Quarter
Moving 4 quarters

Financial position

First half year of 2009

Cash flow from operating activities improved to SEK 28.7 M (-24.5) for the half year. Cash flow benefitted from reduced receivables partly offset by increased inventory, both effects due to lower activity. The increased inventory is also to quickly respond to customer demands. Lower current liabilities have also reduced cash flow. Working capital amounted to SEK 121.8 M (117.7) at the end of June. Cash and cash equivalents amounted to SEK 77.2 M (73.6).

Second quarter 2009

Cash flow from operations during the quarter amounted to SEK 2.2 M (-17.0) and is explained by reduced inventory and receivables partly offset by lower current liabilities.

In April 2007 Pricer raised convertible loans of SEK 74.9 M. Pricer repaid SEK 30 M of the loans in November 2008 and another SEK 22.45 M at expiry in April 2009. The remaining SEK 22.45 M was extended until June 30, 2010 with 8 percent yearly interest. The loans can be converted into Pricer shares at an exercise price of SEK 0.57 leading to a dilution of the number of shares of 3 percent. In accordance with IFRS a part of the loans is recognised as equity and adjustments are made continuously to the interest expense during the term of the loans.

Bank facilities amounting to SEK 50 M, whereof SEK 25 M in the form of bank overdraft, are in place to ensure access to funds for Pricer's continued development. These facilities have yet to be utilised.

Capital expenditure

Investments consisted primarily of capitalised development costs of SEK 2.0 M (0) in accordance with IAS 38. Total net capital expenditure amounted to SEK 3.6 M (negative 0.1) for the half year and to SEK 3.2 M (negative 0.1) for the quarter.

Employees

The average number of employees in the half year was 68 (72) and during the quarter 68 (70). The number of employees at the end of the period was 68 (68).

Parent Company

The Parent Company's net sales amounted to SEK 113.8 M (160.2) and result before tax was SEK -0.6 M (11.3). The company had cash and cash equivalents of SEK 66.4 M (63.7) at the end of June.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the Annual Report.

Number of Employees


80
60
40
20
0
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09

Related party transaction

Pricer has extended convertible loans of SEK 22.45 M with creditors who are shareholders in Pricer. Apart from this, there have been no significant transactions involving related parties that could have a material impact on Pricer's financial position and earnings.

Accounting principles

This interim report has been issued in accordance with the Swedish Annual Accounts Act (1995:1554) and the IAS 34 Interim reporting (regarding consolidated accounts) and the Swedish Financial Reporting Council's recommendation RFR 2.2 Accounting by Legal Entities (regarding Parent Company). Accounting principles applied for the consolidated and the Parent Company accounts are coherent with the principles in the latest Annual Report.

Changes in IAS 1 have led to adjusted format of the income statement.

IFRS 8 Business segments has not led to any changes. Pricer develops and markets one complete system consisting of various components. The system is sold in over 30 countries all over the world. Operations are not divided in various business segments but instead followed up in its entirety.

Other changes or interpretations that have come into effect as of January 1st, 2009 have not affected the earnings or financial position of the consolidated accounts.

Subsequent events

As part of a strategic move to further enhance its customer relationship and price position, one of the largest retailers in South Africa has chosen Pricer ESL for a first roll-out phase. The roll-out follows a successful pilot program in four of its food outlets, two supermarket formats and two convenience stores. The first deployment phase concerns a region with about 30 supermarkets valued at approximately SEK 30 M.

Pricer has secured a significant first stage roll-out with another leading mobile telephone retailer.

Pricer has secured the exclusive home country referencing for a European Tier 1 retailer and received first orders.

Outlook

Due to the currently uncertain economic climate, it is difficult to provide a forecast for 2009. Pricer has earlier expected to achieve earnings almost at par with the level reported in 2008. Although this outlook is now considered increasingly challenging the current order backlog and expected order entry give confidence for significant improvements in the second half of the year as compared to the first half.

Next reporting date

The interim report for January-September 2009 will be published on November 6, 2009.

The Board of Directors declares that the undersigned six-month interim report provides a true and fair overview of the Parent Company's and Group's operations, their financial position and performance, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Sollentuna, August 21, 2009
Pricer AB (publ)

Mikael Bragd
Director

Daniel Furman
Director

Bo Kastensson
Director

Bernt Magnusson
Director

Peter Larsson
Chairman

Charles Jackson
CEO

Review report

Introduction

We have reviewed the interim report for Pricer AB (publ) for the period 2009-01-01--2009-06-30. The board of directors and the managing director is responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (SÖG) 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain the level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with the Annual Accounts Act and IAS 34.

Stockholm August 21, 2009
KPMG AB

Åsa Wirén Linder
Authorized Public Accountant

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January - June 2009 in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 09.30 hrs CET on Friday August 21, 2009.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

REPORT OF GROUP TOTAL RESULT

Amounts in SEK M	Q 2 2009	Q 2 2008	Half year 2009	Half year 2008	Full year 2008
Net sales	**77.7**	**115.2**	**140.8**	**190.6**	**427.0**
Cost of goods sold	-55.6	-70.3	-83.1	-118.7	-266.7
Gross profit	**22.1**	**44.9**	**57.7**	**71.9**	**160.3**
Other operating items, net	-	0.0	-	6.2	6.2
Selling and administrative expenses	-21.9	-22.7	-45.6	-44.9	-90.7
Research and development expenses	-3.4	-6.0	-9.0	-10.8	-20.4
Operating profit	**-3.2**	**16.2**	**3.1**	**22.4**	**55.4**
Net financial items	-5.2	-2.1	-4.3	-9.1	8.7
Result before tax	**-8.4**	**14.1**	**-1.2**	**13.3**	**64.1**
Taxes	0.5	0.5	1.0	1.1	43.6
Net profit for the period	**-7.9**	**14.6**	**-0.2**	**14.4**	**107.7**
Attributable to:					
Equity holders of the Parent Company	-7.9	14.6	-0.2	14.4	107.7
Minority interest	0.0	0.0	0.0	0.0	0.0
OTHER TOTAL RESULT					
Translation differences	-4.5	-0.4	-2.7	1.4	44.6
Net total profit for the period	**-12.4**	**14.2**	**-2.9**	**15.8**	**152.3**
Attributable to:					
Equity holders of the Parent Company	-12.4	14.2	-2.9	15.8	152.3
Minority interest	0.0	0.0	0.0	0.0	0.0

EARNINGS PER SHARE	Q 2 2009	Q 2 2008	Half year 2009	Half year 2008	Full year 2008
Earnings per share before dilution, SEK	-0.01	0.01	0.00	0.01	0.11
Earnings per share after dilution, SEK	-0.01	0.01	0.00	0.01	0.10
Number of shares, millions	1,016	1,016	1,016	1,016	1,016
Number of shares after dilution, millions	1,055	1,173	1,055	1,173	1,116

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 2 2009	Q 2 2008	Half year 2009	Half year 2008	Full year 2008
Nordic Countries	9.9	8.0	18.3	11.4	27.1
Rest of Europe	55.6	92.0	86.5	140.8	317.8
Asia	7.0	10.1	25.7	30.2	61.7
Rest of the world	5.2	5.1	10.3	8.2	20.4
Total net sales	**77.7**	**115.2**	**140.8**	**190.6**	**427.0**

REPORT OF FINANCIAL POSITION

Amounts in SEK M	30/06/2009	30/06/2008	31/12/2008
Goodwill and other intangible assets	294.4	260.5	298.0
Tangible fixed assets	3.2	3.8	3.7
Financial assets	41.0	0.1	41.1
Total fixed assets	**338.6**	**264.4**	**342.8**
Inventories	90.0	42.6	65.7
Other receivables	104.6	146.2	174.6
Cash and cash equivalents	77.2	73.6	75.8
Total current assets	**271.8**	**262.4**	**316.1**
TOTAL ASSETS	**610.4**	**526.8**	**658.9**
Shareholders' equity	509.2	373.5	509.9
Equity, minority interest	0.1	0.1	0.1
Total equity	**509.3**	**373.6**	**510.0**
Long-term liabilities	28.3	82.0	52.8
Short-term liabilities	72.8	71.2	96.1
Total liabilities	**101.1**	**153.2**	**148.9**
TOTAL EQUITY AND LIABILITIES	**610.4**	**526.8**	**658.9**
Pledged assets	168.7	131.6	166.6
Contingent liabilities	1.3	1.2	1.3
Shareholders' equity per share, SEK	0.50	0.37	0.50
Shareholders' equity, SEK, after dilution	0.50	0.41	0.50

REPORT OF CHANGE IN EQUITY

Amounts in SEK M	Half year 2009	Half year 2008	Full year 2008
Equity at beginning of period	**510.0**	**356.5**	**356.5**
Net total result for the period	-2.9	15.8	152.3
Translation differences	0.8	-	-0.4
Change due to employee stock options	1.4	1.3	1.6
Equity at end of period	**509.3**	**373.6**	**510.0**
Attributable to:			
- Equity holders of the Parent Company	509.2	373.5	509.9
- Minority interest	0.1	0.1	0.1
Total	**509.3**	**373.6**	**510.0**

REPORT OF CASH FLOWS - SUMMARY

Amounts in SEK M	Q 2 2009	Q 2 2008	Half year 2009	Half year 2008	Full year 2008
Net result after financial items	-8.4	14.1	-1.2	13.3	64.1
Adjustment for non-cash items	9.8	3.9	9.3	10.6	-1.6
Paid tax	-	-	0.0	-	-
Change in working capital	0.7	-35.0	20.6	-48.4	-60.4
Cash flow from operating activities	**2.1**	**-17.0**	**28.7**	**-24.5**	**2.1**
Cash flow from investing activities	**-3.2**	**0.1**	**-3.6**	**0.0**	**-2.4**
Cash flow from financing activities	**-22.6**	**0.6**	**-22.6**	**0.0**	**-32.1**
Cash flow for the period	**-23.7**	**-16.3**	**2.5**	**-24.5**	**-32.4**
Cash and cash equivalents at start of period	105.4	88.6	75.8	100.1	100.1
Exchange rate difference in cash and cash equivalents	-4.6	1.3	-1.1	-2.0	8.1
Cash and cash equivalents at end of period [1]	**77.2**	**73.6**	**77.2**	**73.6**	**75.8**
Unutilised bank overdraft facilities	25.0	-	25.0	-	-
Disposable funds at end of period	**102.2**	**73.6**	**102.2**	**73.6**	**75.8**
[1] Whereof blocked accounts	1.3	1.2	1.3	1.2	1.3

KEY RATIOS, GROUP

Amounts in SEK M	Q 2 2009	Q 1 2009	Q 4 2008	Q 3 2008	Q 2 2008
Order entry	86.9	67.5	98.5	135.0	74.5
Order entry - moving 4 quarters	387.9	375.5	406.1	396.9	376.9
Net sales	77.7	63.1	147.7	88.7	115.2
Net sales - moving 4 quarters	377.2	414.7	427.0	412.7	455.9
Operating profit	-3.2	6.3	21.8	11.2	16.2
Operating profit - moving 4 quarters	36.1	55.5	55.4	54.3	42.3
Result for the period	-7.9	7.7	75.7	17.6	14.6
Cash flow from operating activities	2.1	26.6	13.5	13.1	-17.0
Cash flow from op.activities - moving 4 quarters	55.3	36.2	2.1	25.9	6.9
Number of employees, end of period	68	67	68	69	68
Equity ratio	83%	77%	77%	68%	71%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Half year 2009	Half year 2008	Full year 2008
Net sales	**113.8**	**160.2**	**355.5**
Cost of goods sold	-87.2	-120.5	-261.3
Gross profit	**26.6**	39.7	**94.2**
Other operating income	-	6.1	6.2
Selling and administrative expenses	-14.7	-18.2	-32.4
Research and development expenses	-9.0	-9.1	-18.4
Operating profit	**2.9**	**18.5**	**49.6**
Result from participations in group companies	-	-	-65.1
Net financial items	-3.5	-7.2	12.6
Result before tax	**-0.6**	**11.3**	**-2.9**
Tax on result for the period	-	-	39.5
Net profit for the period	**-0.6**	**11.3**	**36.6**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	30/06/2009	30/06/2008	31/12/2008
Intangible fixed assets	3.7	1.2	0.9
Tangible fixed assets	1.6	2.3	2.1
Financial assets	352.4	380.4	379.4
Total fixed assets	**357.7**	**383.9**	**382.4**
Inventories	63.1	31.0	46.0
Current receivables	34.8	57.9	52.6
Cash and cash equivalents	66.4	63.7	61.8
Total current assets	**164.3**	**152.6**	**160.4**
TOTAL ASSETS	**522.0**	**536.5**	**542.8**
Shareholders' equity	434.9	408.4	434.6
Total equity	**434.9**	**408.4**	**434.6**
Long-term liabilities	23.2	74.5	46.6
Current liabilities	63.9	53.6	61.6
Total liabilities	**87.1**	**128.1**	**108.2**
TOTAL EQUITY AND LIABILITIES	**522.0**	**536.5**	**542.8**
Pledged assets	51.9	131.9	51.9
Contingent liabilities	0.2	0.2	0.2

PRICER
Setting the ESL Standard

About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,800 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER